Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Annual General Meeting of April 28, 2020

*	Approval of the financial statements for the fiscal year 2019
*	Dividend of €3.15 per share payable as of May 6, 2020
*	Board composition: renewals, ratification of a co-opting Director and appointment of two new Independent Directors

Paris, France – April 28, 2020 – The Ordinary General Shareholders’ Meeting of Sanofi was held on April 28, 2020, without the physical presence of its shareholders, in accordance with the derogating measures adapting the rules governing the deliberation of general meetings taken by the French authorities as part of the fight against COVID-19, at the Company’s registered office in Paris, under the chairmanship of Serge Weinberg.

All resolutions submitted to the vote were adopted by the shareholders, except for the nineteenth resolution relating to the compensation awarded for the 2019 financial year to Olivier Brandicourt, former Chief Executive Officer in office until August 31, 2019. The Board of Directors met after the meeting. The final financial terms of Olivier Brandicourt’s departure will be communicated in a separate press release.

The General Meeting approved the individual Company and consolidated financial statements for the fiscal year 2019. The General Meeting decided on the distribution of a cash dividend to the amount of €3.15 per share with payment as of May 6, 2020.

The General Meeting also renewed Laurent Attal, Carole Piwnica, Diane Souza and Thomas Südhof as Directors, ratified the co-opting of Paul Hudson and approved the appointment of Rachel Duan and Lise Kingo as Independent Directors in replacement of Suet-Fern Lee and Claudie Haigneré.

Following the General Meeting, the Board of Directors is still comprised of 16 members, of whom six are women and two are Directors representing employees. The Board of Directors remains for a large majority comprised of Independent Directors.

The voting results and the videocast of the Annual General Meeting are available on:

www.sanofi.com/AG2020

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact Quentin Vivant Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Contact Félix Lauscher Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com